SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
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(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

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FOUNDED 1866



Our Ref: 22277-00002



August 23, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release and an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li



HK1 371424v.1

File No.: 82-34696

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	3.970	2006-08-21 11:0
HangSeng	US$	17,085.39	2006-08-21 11:0

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AUG 25 2006
WASH. D.C.
209
SECTION

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COSL Announces 2006 Interim Results Turnover and Net Profit Increase by 20.7% and 20.6%

COSL Announces 2006 Interim Results Turnover and Net Profit Increase by 20.7% and 20.6%

***

Constant Improvements in Equipment Capabilities

Achieving Persistent and Stable Business Growth

Highlights

- Turnover increased by 20.7% to RMB2,863.5 million
- Profit from operations increased by 42.9% to RMB691.3 million
- Net profit attributable to shareholders surged 20.6% to RMB670.3 million
- Basic earnings per share were RMB16.78 cents

Financial Summary

	For the six months ended June 30		
	2006 RMB million	2005 RMB million	Change (%)
Turnover	**2,863.5**	2,372.5	+20.7
Profit from operations	**691.3**	483.6	+42.9
Net profit attributable to shareholders	**670.3**	555.9	+20.6
Basic earnings per share	**RMB16.78 cents**	RMB13.91 cents	+20.6

[August 21, 2006, Hong Kong] – China Oilfield Services Limited ("COSL" or "the Company"; stock code: 2883), the leading integrated oilfield services provider in the offshore China market, announced its interim results for the six months ended June 30, 2006.

During the period under review, turnover amounted to RMB2,863.5 million, representing

an increase of 20.7% as compared with the same period last year. Three of the Company's four business segments, namely drilling services, marine support and transportation services, and geophysical services achieved significant growth with turnover increasing by 28.6%, 14.6%, and 56.3%, respectively. Turnover from overseas operations amounted to RMB568.9 million, increasing by 178.0% compared with the same period last year and accounting for 20.0% of the total revenue of the Company. Net profit for the six months ended June 30, 2006 amounted to RMB670.3 million, representing an increase of 20.6% from that of RMB555.9 million recorded in the same period last year. The Company has received a tax refund of RMB176.0 million for advanced technology enterprise from the tax authority.

- Cont'd -

Commenting on the 2006 interim results, Mr. Yuan Guangyu, CEO and President of the Company, said, "During the period, oil prices remained high, stimulating exploration and development activities of oil and natural gas. Oil services statistics indicated promising prospects. Driven by our overseas operations of semi-submersible rigs and robust exploration and development activities in offshore China, drilling services recorded significant growth. The newly built 400-feet jack-up rig "COSL 941" commenced operation in late-June, greatly strengthening our capabilities to meet the demand for drilling rigs in offshore China and worldwide. In exploring overseas markets, the Company has expanded operations into 11 countries and regions including Indonesia, Myanmar, the Philippines and Australia, and has expanded its influence in these regions."

During the period under review, turnover from drilling services amounted to RMB1,364.4 million, representing an increase of 28.6%. In the first half of 2006, demand for drilling activities in offshore China remained strong, driven by the overseas operations of two semi-submersible rigs "Nanhai 2 (NH2)" and "Nanhai 6 (NH6)", average day rate for drilling rigs was up by 43.6% over the same period last year to US$61,653/day. Utilization rates on available days of both jack-up rigs and semi-submersible rigs reached 100%, up by 0.6% and 2.0%, respectively, over the same period last year.

In the first half of 2006, the overseas operating area of our drilling rigs continued to expand. Semi-submersible rigs "NH2" and "NH6" were deployed to Myanmar and Australia respectively to drill wells. During the period, "NH2" secured a 3-month rig service contract in the Natuna sea of Indonesia. The Company had been actively expanding into other related drilling services. After securing a contract to provide platform management service to Northern Drilling Company of Iran in January, we secured a contract to provide Workover Pulling Unit (WPU) senior management personnel for BR Energy in Malaysia. In addition to providing clients with operation and management services, the Company has also been providing clients with relevant maintenance and training on QHSE (Quality, Health, Safety and Environment) system management.

Turnover from well services amounted to RMB606.7 million in the first half of 2006, representing a decrease of RMB19.6 million, or 3%, compared to RMB626.3 million over the same period last year. This decrease was mainly attributable to a decrease in the trading of commodities not produced by the Company. Excluding this factor, well services recorded a 14.0% increase in revenue over the same period last year.

- Cont'd -

During the period under review, turnover from marine support and transportation services amounted to RMB489.9 million, representing an increase of RMB62.3million, or 14.6%, compared to RMB427.6 million over the same period last year. The marine support and transportation fleet maintained a high utilization rate during the period, with 11,632 operating days up by 1.6% from the 11,444 days in the same period last year. Utilization rate based on available days grew to 94.5% from 93.1% in the same period last year, while the number of days for marine support vessels maintenance decreased by 152 days. In the first half of the year, the average day rate of our fleet grew by 7.0% over the same period last year to reach US$0.92/kilowatt per day. Strong demand in the chemicals marine transportation market raised related revenue by 27.6% as compared with the same period last year.

Turnover from geophysical services amounted to RMB402.5 million in the first half of 2006, representing an increase of RMB144.9 million, or 56.3%, compared to RMB257.6 million over the same period last year. Three geophysical vessels operated in East Africa and Indonesia in the first half of 2006, increasing overseas operations by 269% compared with the same period last year. Collection of 2D seismic data totalled 30,229 km, up by 9,362 km or 44.9%, from 20,867 km in the same period last year. The 6-streamer seismic vessel "COSL718", which commenced operation in the first half of the year, maintained highly efficient operations and contributed to the collection of 3,494 km^2 of 3D seismic data, up by 1,263 km^2 or 56.6%, from 2,231 km^2 in the same period last year.

Mr. Yuan concluded, "Global exploration and development activities in relation to oil and natural gas fields are expected to continue with the trend of strong growth in the second half of this year. We are confident in our leading position in offshore China and are dedicated to opening up overseas markets with comprehensive oilfield services to regions and countries including Southeast Asia and Australia. In view of this, the utilization rate of our fleet is expected to remain at a high level. With new facilities such as drilling rigs and seismic vessels commencing operation, our capacity will be further enhanced. In the meantime, we are expanding our facilities with emphasis on aspects such as technological innovation to further improve our efficiency and contribute to stable annual growth."

-End-

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at June 30 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Billy Yeung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / billy.yeung@iprogilvy.com


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SEC MAIL
RECEIVED
PROCESSING
AUG 2 5 2006
WASH, D.C.
209
SECTION

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China with limited liability)

(Stock Code: 2883.HK)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

Financial Highlights

1. Turnover increased by 20.7% to RMB2,863.5 million
2. Profit from operations increased by 42.9% to RMB691.3 million
3. Net profit increased by 20.6% to RMB670.3 million
4. Basic earnings per share were RMB16.78 cents

CONSOLIDATED INTERIM INCOME STATEMENT

Six months ended 30 June 2006

		Six months ended 30 June	
		2006	2005
		(unaudited)	(unaudited)
	Notes	***RMB'000***	*RMB'000*
TURNOVER	*3*	**2,863,539**	2,372,549
Other revenues		**8,837**	9,402
Operating expenses			
Depreciation		**(430,924)**	(372,032)
Employee compensation costs		**(486,515)**	(378,515)
Repair and maintenance costs		**(127,062)**	(52,843)
Consumption of supplies, materials, fuel, services and others		**(766,547)**	(724,082)
Subcontracting expenses		**(91,794)**	(206,786)
Operating lease expenses		**(131,865)**	(76,447)
Other selling, general and administrative expenses		**(32,173)**	(27,823)
Other operating expenses		**(114,215)**	(59,831)
Total operating expenses		**(2,181,095)**	(1,898,359)

	Note		
PROFIT FROM OPERATING ACTIVITIES		**691,281**	483,592
Financial income/(costs)			
Exchange losses, net		**(12,800)**	(457)
Interest expenses		**(13,623)**	–
Interest income		**8,580**	13,356
		(17,843)	12,899
Share of profits and losses of jointly-controlled entities		**56,575**	47,368
PROFIT BEFORE TAX		**730,013**	543,859
Tax	*4*	**(59,734)**	12,036
NET PROFIT FOR THE PERIOD		**670,279**	555,895
Attributable to:			
Equity holders of the Company		**670,205**	555,895
Minority interests		**74**	–
		670,279	555,895
DIVIDEND –			
Proposed special interim dividend	*5*	**–**	55,535
EARNINGS PER SHARE – basic	*6*	**16.78 cents**	13.91 cents

CONSOLIDATED INTERIM BALANCE SHEET
30 June 2006

	30 June 2006 (unaudited) *RMB'000*	31 December 2005 (audited) *RMB'000*
NON-CURRENT ASSETS		
Property, plant and equipment, net	**7,532,520**	7,258,247
Interests in jointly-controlled entities	**420,948**	239,936
	7,953,468	7,498,183
CURRENT ASSETS		
Inventories	**288,995**	229,784
Prepayments, deposits and other receivables	**232,075**	208,854
Accounts receivable, net	**996,552**	709,453
Due from other CNOOC group companies	**2,922**	2,800
Pledged time deposits	**7,867**	1,093
Cash and cash equivalents	**2,258,434**	1,013,795
	3,786,845	2,165,779
CURRENT LIABILITIES		
Trade payables and other payables	**765,631**	925,306
Short term debentures	**981,917**	–
Salary and bonus payables	**289,028**	206,805
Tax payable	**189,346**	94,573
Due to the ultimate holding company	**173,423**	172,931
Due to other CNOOC group companies	**24,088**	23,789
	2,423,433	1,423,404
NET CURRENT ASSETS	**1,363,412**	742,375
TOTAL ASSETS LESS CURRENT LIABILITIES	**9,316,880**	8,240,558
NON-CURRENT LIABILITIES		
Deferred tax liabilities	**354,171**	385,816
Interest-bearing bank borrowings	**600,000**	–
Long term payable to the ultimate holding company	**200,000**	200,000
	1,154,171	585,816
NET ASSETS	**8,162,709**	7,654,742

EQUITY		
Equity attributable to equity holders of the Company		
Share capital	**3,995,320**	3,995,320
Reserves	**4,165,419**	3,495,214
Proposed dividends	**–**	164,208
	8,160,739	7,654,742
Minority interests	**1,970**	–
Total equity	**8,162,709**	7,654,742

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2006

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The registered office of China Oilfield Services Limited (the "Company") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The Company and its subsidiaries (the "Group") principally engage in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore.

The ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC").

As at 30 June 2006, particulars of the principal subsidiaries of the Company are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
COSL America Inc	United States of America 2 November 1994	100%	US$100,000	Sale of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands 19 March 2003	100%	US$1	Investment holding
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Tianjin, PRC 7 September 1993	70% (b)	RMB4,639,326	Provision of drilling fluids services
COSL (Labuan) Company Limited	Malaysia 11 April 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands 29 May 2003	100%	US$1	Investment holding
COSL (Australia) Pty Ltd	Australia 11 January 2006	100%	A$10,000	Provision of drilling service in Australia

(a) The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group.

(b) The Company made an additional capital injection of RMB2,527,968 to JinLong on 16 March 2006. After the additional capital injection to Jinlong, the percentage of Jinlong's equity directly attributable to the Group increased from 50% to 70% and the Company has control over Jinlong's financial and operating decisions. The financial statements for the period from 16 March 2006 to 30 June 2006 have been incorporated into the Group's consolidated financial statements.

As at 30 June 2006, particulars of the jointly-controlled entities of the Company are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China – France")	Tianjin, PRC 30 November 1983	50%	US$11,650,000	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC 25 October 1984	60% (d)	US$1,250,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC – OTIS")	Tianjin, PRC 14 April 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging – Atlas")	Guangdong, PRC 10 May 1984	50%	US$2,000,000	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("Fugro")	Tianjin, PRC 24 August 1983	50%	US$1,720,000	Provision of geophysical services
Eastern Marine Services Ltd ("Eastern Marine")	Hong Kong 10 March 2006	51% (c) and (d)	US$41,000,000	Marine transportation services

(c) Eastern Marine was established by the Group and Trico Marine Service, Inc. ("Trico") in June 2006 to develop international marine support and transportation services. The Group made a capital contribution of US$20.9 million in cash to Eastern Marine in exchange for its 51% interest in Eastern Marine.

(d) The Company does not have control over Magcobar's and Eastern Marine's financial and operating decisions, and accordingly, the financial statements of Magcobar and Eastern Marine have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar and Eastern Marine have been dealt with in the Group's consolidated financial statements under the equity accounting method.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2006 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required for annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2005.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005, except for the adoption of the following amendments mandatory for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1 & 6 Amendment	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Special Market– Waste Electrical and Electronic Equipment

The adoption of pronouncements listed above did not affect the Group's financial statement

3. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services. Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment engages in the provision of oilfield drilling services and well workovers;

(b) the well services segment engages in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment engages in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment engages in the provision of offshore seismic data collection, marine surveying and data processing services.

Business Segments

The following tables present the revenue and profit for the Group's business segments for the six months ended 30 June 2006 and 2005:

Six months ended
30 June 2006 (unaudited)

	Drilling services *RMB'000*	Well services *RMB'000*	Marine support and transportation services *RMB'000*	Geophysical services *RMB'000*	Total *RMB'000*
Revenue					
Sales (including intersegment)	1,443,092	622,123	504,616	412,527	2,982,358
Less: Intersegment sales	78,659	15,434	14,737	9,989	118,819
Total sales to external customers	1,364,433	606,689	489,879	402,538	2,863,539
Results					
Segment results	434,141	76,965	110,370	69,805	691,281

Six months ended
30 June 2005 (unaudited)

	Drilling services *RMB'000*	Well services *RMB'000*	Marine support and transportation services *RMB'000*	Geophysical services *RMB'000*	Total *RMB'000*
Revenue					
Sales (including intersegment)	1,105,047	639,592	434,559	257,634	2,436,832
Less: Intersegment sales	44,064	13,299	6,920	–	64,283
Total sales to external customers	1,060,983	626,293	427,639	257,634	2,372,549
Results					
Segment results	291,544	69,430	75,314	47,304	483,592

4. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to enterprise income tax at the rate of 33%.

During the period, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for the fiscal year 2005 was reduced from 33% to 15%. As a result, a tax refund of RMB176 million relating to the fiscal year 2005 has been recorded by the Company in the current period. The eligibility for such tax rate reduction in future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers that it is appropriate to use 33% to accrue for the income tax liabilities of the Company for the six months ended 30 June 2006.

The Company's incorporated in Malaysia, COSL (Labuan) Company Limited, is subject to deemed profit and withholding tax of 15% based on its taxable profit generated from drilling activities in Indonesia.

The Company's incorporated in Australia, COSL (Australia) Pty Ltd, is subject to tax of 30% based on its taxable profit generated from drilling activities in Australia.

The Group's drilling and well service operations in Myanmar are subject to withholding tax of 3% based on the revenue generated.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Six months ended 30 June	
	2006	2005
	(unaudited)	(unaudited)
	RMB'000	*RMB'000*
Hong Kong profits tax	–	–
Overseas income tax:		
Current income tax	**19,322**	27,825
Deferred income tax	–	–
PRC corporate income tax:		
Current income tax	**248,048**	174,950
Tax refund received as an advanced technology enterprise	**(175,991)**	(191,280)
Deferred income tax	**(31,645)**	(23,531)
	59,734	(12,036)

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China in which the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e. the statutory tax rate) to the effective tax rate is as follows:

	Six months ended 30 June			
	2006 (unaudited)		2005 (unaudited)	
	RMB'000	*%*	*RMB'000*	*%*
Profit before tax	**730,013**		543,859	
Tax at the statutory tax rate of 33% (2005: 33%)	**240,904**	**33.0**	179,473	33.0
Income of jointly-controlled entities already net of income tax	**(18,670)**	**(2.6)**	(15,631)	(2.9)
Tax refund received as an advanced technology enterprise	**(175,991)**	**(24.1)**	(191,280)	(35.1)
Expenses not deductible for tax and others	**13,491**	**1.8**	15,402	2.9
Total tax charge at the Group's effective rate	**59,734**	**8.2**	(12,036)	(2.1)

"Expenses not deductible for tax and others" included income tax expenses of certain overseas subsidiaries which are not deductible for PRC income tax purpose.

5. DIVIDEND

In accordance with the articles of association of the Company, net profit after tax for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

The board has proposed no interim special dividend for the six months ended 30 June 2006 (2005 interim special dividend proposed: RMB1.39 cents per share).

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the six months ended 30 June 2006 of approximately RMB670,279,000 (six months ended 30 June 2005: RMB555,895,000) and the 3,995,320,000 (six months ended 30 June 2005: 3,995,320,000) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2006 and 2005 have not been calculated because no diluting events existed during these periods.

BUSINESS REVIEW

Drilling Services

In the first half of 2006, international crude oil prices continued the upward trend in 2005. Higher demand than supply coupled with geopolitical factors and international futures speculation resulted in the United States West Texas crude oil futures averaging an increase of approximately 30% over the same period last year. Rising crude oil prices stimulated exploration and development activities of oil and natural gas and oil field services statistics indicated a promising prospect. The Baker Hughes website data showed that in the first half of the year, average worldwide drilling platform count was 2,954, representing a 14.3% increase over 2,585 in the same

period last year. To meet the demand for drilling rigs in offshore China and worldwide, we are steadily expanding our facilities. As at 30 June 2006, we operated a total of 15 drilling rigs (including 1 leased rig). Of these rigs, 8 operated in the Bohai Bay, 3 operated in the South China Sea, 1 operated in Australia, 1 operated in Myanmar and 1 was being repaired in Singapore (from 29 April 2006 to 20 August 2006). The newly built 400-feet jack-up rig COSL 941 commenced operation on 26 June 2006. Its first area of operation will be in the western part of the South China Sea.

In the first half of 2006, demand for drilling activities in offshore China remained strong. Driven by the overseas operations of two semi-submersible rigs (NH2 and NH6), average day rate for our rigs was US$61,653/day, up by 43.6% over the same period last year. Average day rate for our jack-up rigs was US$49,663/day, representing a 30.4% growth over the same period last year. Our semi-submersible rigs recorded an average day rate of US$109,723/day, a 78.7% increase over the same period last year. During this period, the utilization rates on utilizable days of both our jack-up rigs and semi-submersible rigs reached 100%, up by 0.6% and 2.0% respectively over the same period last year. Our calendar day utilization rate was down by 2.3% compared with the same period last year. Decreases for jack-up rigs and semi-submersible rigs were 1.5% and 5.3% respectively. The decrease was due to upgrading modifications of jack-up rig BH4 and semi-submersible rig NH6, which increased the days of maintenance by 80 days compared to the same period last year, making a total of 315 days. As a result, the aggregate operating days of our rigs in the first half of the year were 2,224 days, which was 54 days less than the same period last year. Among the decrease was 25 days recorded by jack-up rigs and 29 days by semi-submersible rigs.

Our well workover services completed a total of 6,112 team days in the first half of the year, representing a 50.1% rise over the 4,073 team days in the same period last year. This included 5,225 team days for domestic operation, representing an increase of 28.3% over the same period last year. The new Indonesian well workover project contributed 887 team days.

In the first half of 2006, the overseas operating area of our drilling rigs continued to expand. Semi-submersible rigs NH2 and NH6 were deployed to Myanmar and Australia respectively for well drilling. During the period, NH2 secured a 3-month drilling contract in the Natuna sea of Indonesia. The Company had been actively expanding into other related drilling services. After securing a contract to provide platform management service to Northern Drilling Company of Iran in January, we secured a contract to provide Workover Pulling Unit (WPU) senior management personnel for BR Energy in Malaysia in June. Apart from operation and management services, the Company also provided clients with relevant maintenance and training on QHSE system management procedure.

In the first half of 2006, we selectively provided our clients with Integrated Project Management (IPM) services which comprised drilling and well workover as demanded by the market. A total of 11 IPM contracts were executed, realizing a contract revenue of RMB380.6 million, down by 29.5% from RMB540 million in the same period last year.

Well Services

In the first half of 2006, our well services continued to include logging, drilling fluids, directional drilling, cementing, well completion and related activities for exploration and development in offshore China. At the same time, we committed ourselves to expanding into overseas markets in Southeast Asia, such as Indonesia and the Philippines.

Logging

We completed 350 logging trips in the first half of 2006, an increase of 8 trips from 342 trips in the same period last year. Turnover from logging services during the first half of 2006 amounted to RMB134.5 million, against RMB120.1 million in the same period last year. The 12.0% growth is attributable to greater utilization of new technology and growth in overseas business.

Drilling Fluids

We offered drilling fluids services for 169 wells in the first half of 2006, a decrease of 5 wells compared to 174 wells in the same period last year. Drilling fluids generated revenue of RMB120.0 million in the first half of 2006, decreasing by 7.6% from RMB129.9 million in the same period last year. The decrease in revenue was attributable to a decrease in working volume.

Directional Drilling

We performed directional drilling services on 101 trips in the first half of 2006, a 6.3% rise over the 95 trips in the same period last year. Revenue from directional drilling services amounted to RMB134.5 million compared to RMB144.7 million in the same period last year. The 7.0% decrease was attributable to a decrease in the operation of advanced equipments.

Cementing

We completed cementing services on 135 wells in the first half of 2006, 13 more than the 122 wells in the same period last year. Revenue generated from cementing services in the first half of 2006 was RMB141.2 million, a 45.1% increase as compared to RMB97.3 million in the same period last year. The increase was attributable to the 7 well cementing projects in Myanmar and the Philippines.

Other Well Services

Other well services generated revenue of RMB76.5 million in the first half of 2006, a decrease of RMB57.8 million from RMB134.3 million in the same period last year. The drop in revenue for the period was attributable to a decrease in the trading of commodities not produced by the Company.

Marine Support and Transportation Services

As at 30 June 2006, we operated a total of 68 marine support vessels, 5 oil tankers and 1 chemical tanker and leased 5 chemical tankers.

Our marine support and transportation fleet maintained a high utilization rate. The number of operating days in the first half of 2006 was 11,632 days, up by 1.6% from the 11,444 days in the same period last year. Utilization rate grew to 94.5% from 93.1% the same period last year with the number of days for marine support vessels maintenance decreased by 152 days.

In the first half of the year, average day rate of our fleet grew by 7.0% over the same period last year to reach US$0.92/kilowatt day.

Gross transportation volume of Oil Tankers for the first half of the year was 740,910 tons, 36,007 tons less than the 776,917 tons in the same period last year. The decrease is attributable to a decrease in market demand.

Gross transportation volume of chemical tankers was 219,350 tons, of which 49,120 tons were attributable to the new chemical tankers acquired in the second half of 2005, and the rest of the volume came from the leased chemical tankers.

In the first half of 2006, we had one standby vessel in the Middle East to serve our clients. The rest of the fleet operated in offshore China.

Geophysical Services

Seismic Services

As at 30 June 2006, the Company owned a fleet of 7 seismic vessels, of which 1 was operating in Bohai Bay, China, 1 in the East China Sea, 4 in the South China Sea and 1 in East Africa. In addition, 4 geotech survey vessels operated in offshore China.

In the first half of 2006 we collected 30,229 kilometers of 2D seismic data and 3,494 sq. kilometers of 3D seismic data. 2D seismic data increased by 9,362 kilometers, or 44.9%, from the 20,867 kilometers in the same period last year. During this period, 3 geophysical vessels took turns to operate in East Africa and Indonesia. Overseas operation surged by 269%. 3D seismic data increased by 1,263 sq. kilometers, or 56.6%, from 2,231 sq. kilometers in the same period last year. The growth was attributable to the highly efficient operation of the 6-streamer seismic vessel, COSL718, which commenced operation in the first half of the year and collected 1,461 sq. kilometers of 3D seismic data.

In the first half of 2006, 3D data processed reached 1,296 sq. kilometers, an increase of 565 sq. kilometers, or 77.3%, over the same period last year. 2D data processed was 3,035 kilometers, a decrease of 1,255 kilometers or 29.3% from the same period last year.

Surveying Services

Turnover from surveying services totaled RMB70.9 million in the first half of 2006, an increase of RMB27.3 million from RMB43.6 million in the same period last year. This was mainly attributable to the additional RMB25.0 million brought about by COSL709 which commenced operation in the second half of 2005. The vessel is an integrated surveying and positioning vessel with multiple functions for testing, maintaining and laying marine facilities.

FINANCIAL REVIEW

Turnover

Turnover for the first half of 2006 amounted to RMB2,863.5 million, representing an increase of RMB491.0 million, or 20.7%, compared to RMB2,372.5 million the same period last year. This increase was mainly attributable to the growth in drilling services, marine support vessels and transportation services and geophysical services. Turnover from overseas business reached RMB568.9 million, an increase of 178.0% over the same period last year and representing 20.0% of gross turnover.

Driven by the overseas operation of semi-submersible rigs and robust exploration and development activities in offshore China in the first half of 2006, our drilling services recorded a significant growth. Turnover in this period was RMB1,364.4 million, which was RMB303.4 million or 28.6% more than the RMB1,061.0 million in the same period last year.

In the first half of 2006, turnover from well services amounted to RMB606.7 million, representing a decrease of RMB19.6 million from RMB626.3 million the same period last year. This decrease in turnover was mainly attributable to a decrease of RMB94.1 million in the trading of commodities not produced by the Company. Excluding this factor, well services recorded a 14.0% increase in revenue. New overseas projects include well workover in Indonesia, pre-drilling project in Myanmar and well cementing in the Philippines.

In the first half of 2006, turnover from marine support vessels and transportation services amounted to RMB489.9 million, an increase of RMB62.3 million or 14.6%, over the RMB427.6 million in the same period last year. The increase in turnover was attributable to a 7.0% growth in the price of marine support and transportation services to US$0.92/kilowatt per day. Strong demand in the chemicals marine transportation market raised revenue by 27.6%.

In the first half of 2006, turnover from geophysical services amounted to RMB402.5 million, representing an increase of RMB144.9 million or 56.3%, compared to RMB257.6 million in the same period last year. This increase was mainly attributable to the seismic data collection services.

Other Revenues

In the first half of 2006, we recorded other revenues of RMB8.8 million, representing a decrease of 6.4% from RMB9.4 million for the same period last year.

Operating Expenses

In the first half of 2006, we recorded total operating expenses of RMB2,181.1 million, representing an increase of RMB282.7 million or 14.9% from RMB1,898.4 million for the same period last year. The increase was mainly attributable to higher labour costs, repairing costs, lease expenses and depreciation. Labour costs amounted to RMB486.5 million, representing an increase of 28.5%. The increase arose from additional employee for various business segments of the Company in the second half of last year, to facilitate the functioning of new facilities and expansion into overseas markets. Repairing costs were RMB127.1 million, representing an increase of 140.7%, arising from the repairing of certain drilling rigs as necessary according to schedule. Lease expenses reached RMB131.9 million, representing an increase of 72.5%. The leasing days of drilling rigs, chemical tankers and seismic data collection standby vessels were increased to meet operational needs. Depreciation charges were RMB430.9 million, representing a rise of 15.8%. The increase mainly came from the new seismic vessel (COSL718), surveying vessel (COSL709) and renewed drilling rig equipment, as well as well services equipment.

In the first half of 2006, operating expenses from drilling amounted to RMB930.4 million, representing an increase of RMB160.2 million or 20.8% compared to RMB770.2 million the same period last year. This increase was mainly attributable to higher repairing costs, labour costs, lease expenses and other operating expenses. Repairing costs amounted to RMB87.3 million, representing a surge of 369.4% over a year ago. The increase was attributable to maintenance on client's request prior to NH6's operation in Australia. Labour costs reached RMB221.4 million, represented a rise of 23.1%, owing to increased employee subsidy to support overseas development. Lease expenses amounted to RMB59.4 million, representing a 58.9% rise. The increase was attributable to a rise in lease expense for the leased drilling rig COSL935, as its days under maintenance was 120 days less than the same period last year. Other operating expenses amounted to RMB52.5 million, representing an increase of RMB27.8 million over the same period last year. The same period last year retrieved doubtful debts of RMB21.5 million.

In the first half of 2006, operating expenses from well services were RMB538.1 million, representing a decrease of RMB27.3 million or 4.8% from RMB565.4 million in the first half of 2005. The decrease was mainly attributable to less sales of materials and sub-contracting. As a result, consumption of materials and other services was RMB248.2 million, representing a decrease of 14.7% compared to the same period last year. Sub-contracting expenses recorded RMB66.8 million which was 39.1% less than the same period last year.

In the first half of 2006, operating expenses from marine support and transportation services were RMB379.6 million, representing an increase of 7.7% from RMB352.4 million in the same period last year. The increase was due to higher labour costs and lease expenses as compared to the same period last year. Labour costs totaled RMB111.4 million, a 28.5% rise over the same period last year as a result of more operators recruited for the additional chemical tankers. Lease expenses were RMB30.7 million, representing an increase of 80.6%. In order to meet the demand in the chemical transportation market, 5 chemical tankers had been hired and the leasing time was longer than the same period last year.

In the first half of 2006, operating expenses from geophysical services were RMB333.0 million, representing an increase of RMB122.5 million or 58.2% from RMB210.5 million in the same period of last year. The rise was attributable to higher costs for materials and other consumption items, increased labour costs, sub-contracting costs, depreciation charges and lease expenses. Materials and other consumption costs amounted to RMB134.9 million, representing a 51.3% rise over the same period last year, attributable to higher prices for raw materials including fuels and more consumption of materials needed for increased operation. Labour costs amounted to RMB66.3 million, representing an increase of 46.2% over the same period last year. The increase was mainly due to increased personnel for the new geotech survey vessel and seismic vessel. Sub-contracting costs amounted to RMB20.7 million, representing an increase of RMB18.7 million over the RMB2.0 million in the same period last year. The increase came mainly from surveying projects. Lease expenses were RMB19.7 million, representing an increase of

RMB10.3 million over the RMB9.4 million in the same period last year. The increase was due to a rise in the lease expenses for standby vessels and positioning vessels. Depreciation charges were RMB55.7 million, representing a 48.6% increase over the same period last year. The increase was related to the addition of a seismic vessel COSL718 and upgrading the data collection system on a seismic vessel in the second half of last year.

Operating Profit

In the first half of 2006, we achieved an operating profit of RMB691.3 million, representing an increase of RMB207.7 million or 42.9% compared to RMB483.6 million the same period last year. The increase was primarily attributable to higher charge rates for drilling services, marine support and transportation services and more geophysical services. Drilling services recorded an operating profit of RMB434.1 million, representing an increase of RMB142.6 million or 48.9% compared to RMB291.5 million the same period last year. Marine support and transportation services recorded an operating profit of RMB110.4 million, representing an increase of RMB35.1 million or 46.6% compared to RMB75.3 million the same period last year. Operating profit from well services amounted to RMB77.0 million, representing an increase of RMB7.6 million or 11.0% compared to RMB69.4 million for the same period last year. Operating profit from geophysical services amounted to RMB69.8 million, representing an increase of RMB22.5 million or 47.6% compared to RMB47.3 million the same period last year.

Our overseas operation generated an operating profit rate of 28.9% in the first half of the year, which is 5.8% higher than our home average operating profit rate of 23.1%, contributing to the improvement in overall operation performance.

Financial Expenses

Net financial expenses for the first half of 2006 amounted to RMB17.8 million, representing a decrease of RMB30.7 million from the net financial income of RMB12.9 million for the same period last year. Major reasons include an increase in the net loss of foreign exchange by RMB12.3 million and an increase in interest expenses on loans by RMB13.6 million.

Share of Profit from joint ventures

In the first half of 2006, our share of profit from jointly-controlled entities amounted to RMB56.6 million, representing an increase of RMB9.2 million or 19.4% compared to RMB47.4 million for the same period last year. The increase was attributable to the significant growth in revenue contributions from CNOOC-Otis Well Completion Services Limited and China Nanhai-Magcobar Mud Corporation Limited.

Income Tax

In the first half of 2006, tax expenses amounted to RMB59.7 million. Tax credit amount for the same period in 2005 was RMB12.0 million. In the first half of the year, the Company received tax refund for advanced technology enterprise from the tax authority which reduced income tax expenses by RMB176.0 million. Tax refund in the same period of 2005 was RMB191.3 million.

Profit After Tax

Our profit after tax in the first half of 2006 was RMB670.3 million, representing an increase of RMB114.4 million or 20.6% compared to RMB555.9 million for the same period last year.

Cash Flows

Our cash and cash equivalent were RMB731.1 million at the beginning of 2006. Net cash inflow from operations for the period was RMB667.5 million. Net cash outflow regarding investment activities was RMB663.9 million and net cash inflow from financing activities was RMB1,403.7 million. As at 30 June 2006, our cash and cash equivalent were RMB2,138.5 million, comprising of RMB1,600.0 million and US$81.0 million. Our cashflow from operating activities in foreign currency matched with its capital expenditure and there is no exchange risk.

Capital Expenditure

Capital expenditure in the first half of 2006 was RMB719.4 million. Among this, RMB303.7 million was spent on drilling business mainly for a 400-feet jack-up rig which commenced operation on 26 June 2006 and another 400-feet jack-up rig currently under construction. RMB125.7 million was spent on well services, mainly for the purchase of facilities including well testing systems and well cementing facilities. RMB205.6 million was spent on marine support and transportation services, mainly to purchase 2 chemical tankers currently under construction and support the construction of 2 other chemical tankers. RMB84.4 million was spent on geophysical services, mainly for upgrading and maintaining the data collection system on a geophysical vessel.

Cash Inflow from Financing Activities

In the first half of 2006, net cash inflow from financing activities amounted to RMB1,403.7 million. Sources including the issue on 10 February 2006 of a short-term debenture with a nominal interest rate of 3.1% and a total amount of RMB967.9 million, the borrowing on 30 June 2006 of a strategic loan with a nominal interest rate of 4.05% and a total amount of RMB600.0 million, as well as the payment of dividend of RMB164.2 million.

Outlook

Global exploration and development activities in relation to oil and natural gas fields are expected to continue with the trend of strong growth in the second half of this year. We are confident in our leading position in offshore China and are dedicated to opening up overseas markets with comprehensive oilfield services to regions and countries including Southeast Asia and Australia. In view of this, the utilization rate of our fleet is expected to remain at a high level. With new facilities such as drilling rigs and seismic vessels commencing operation, our capacity will be further enhanced. In the meantime, we are expanding our facilities with emphasis on aspects like technological innovation to further improve our efficiency and contribute to a steady growth in our annual performance.

SUPPLEMENTARY INFORMATION

Audit Committee

The audit committee comprised of three independent directors of the Company. The audit committee has reviewed the accounting principles and practices adopted by the Group as well as the internal control and financial reporting matters. Ernst & Young has also completed review of the interim financial report in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. The unaudited interim financial report for the period ended 30 June 2006 has been reviewed by the audit committee. There was no disagreement by Ernst & Young or the audit committee with the accounting treatment of the Company.

Corporate Governance

The Board considers it necessary to clarify in detail the Company's deviation from Code Provision E1.2 of the Code on Corporate Governance Practices (the "Code") in respect of the annual general meeting (the "AGM") of the Company held on 25 May 2006. The Chairman of the Board was absent due to an unexpected matter and, the Board, in accordance with the Articles of Association, passed a resolution to nominate Simon X. Jiang ,an independent non-executive director, to chair the Meeting, The Company, will arrange the Chairman of the Board to chair the AGM and the corresponding chairpersons of each professional committee to attend AGM of the Company in the future.

Apart from the above the Board is of the view that the Company has complied with the requirements of the Code throughout the reporting period, details of which will be provided in the interim report.

Compliance with the Model Code for Securities Transactions by Directors of Listed Companies

The Board of the Company confirmed, having conducted specific enquires with all directors of the Company, that all members of the Board has complied with the required standards of the Model Code for Securities Transactions by Directors of Listed Companies as set out in the Appendix 10 of the Listing Rules throughout the interim reporting period of the year.

Purchase, Disposal and Redemption of Our Listed Securities

Neither COSL nor our subsidiaries have purchased, disposed of or redeemed any of COSL's listed securities during the first six months of 2006.

Disclosure of Information on the HKSE's Website

All information required by paragraphs 46(1) to 46(6) of Appendix16 of the Listing Rules will be published on the HKSE's website (http://www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, 21 August 2006

As at the date of this announcement, the Board comprised of:

Executive Directors of the Company Messrs. Yuan Guangyu and Li Yong; Non-executive Directors Messrs. Fu Chengyu and Wu Mengfei; and Independent Non-executive Directors Messrs. Andrew Y. Yan, Gordon Che Keung Kwong and Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.